UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 6)*

            Under the Securities Exchange Act of 1934



                ALLIED HEALTHCARE PRODUCTS, INC.
_________________________________________________________________
                        (Name of Issuer)


                          Common Stock
_________________________________________________________________
                  (Title of Class of Securities


                            019222108
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          April 4, 2005
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 6

CUSIP NO. 019222108

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

       Bruce C. Baird

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

     PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED           48,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                             -0-

                     9.     SOLE DISPOSITIVE POWER
                             48,000

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.614%

14.  TYPE OF REPORTING PERSON*

     IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 6

CUSIP NO. 019222108

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

       Brent D. Baird

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

     PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED           79,645
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                             -0-

                     9.     SOLE DISPOSITIVE POWER
                             79,645

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       79,645

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.019%

14.  TYPE OF REPORTING PERSON*

     IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 6

CUSIP NO. 019222108

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

       First Carolina Investors, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

     WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED           815,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                             -0-

                     9.     SOLE DISPOSITIVE POWER
                             815,000

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       815,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.424%

14.  TYPE OF REPORTING PERSON*

     CO
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 6

INTRODUCTION

          The ownership of shares ("Shares") of Common Stock of the Issuer was previously reported by the Reporting Persons in a
Schedule 13D, which was filed with the Securities and Exchange Commission on August 5, 1999, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on November 29, 1999, as amended by Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on December 1, 2000, as amended by Schedule 13D Amendment No. 3, which was filed with the Securities and Exchange Commission on October 24, 2003, as amended by Schedule 13D Amendment No. 4, which was filed with the Securities and Exchange Commission on March 16, 2004, as amended by Schedule 13D Amendment No. 5, which was filed with the Securities and Exchange Commission on November 24, 2004 ("Amendment No. 5"). Since the filing of Amendment No. 5, the ownership of Shares by the Reporting Persons has changed, and the number of Shares now held by the Reporting Persons is 992,645 Shares.

          The Cover Pages for the Reporting Persons whose ownership of Shares has changed since the filing of Amendment No. 5 are hereby amended as shown in this Amendment No. 6. Item 5 is hereby amended as shown in this Amendment No. 6. All other Cover Pages and Items remain unchanged from the previous Schedule 13D, as amended.

          NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 992,645 Shares of the
Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)


Aries Hill Corp.                      50,000           0.640%

Bruce C. Baird                        48,000 (2)       0.614%

Brent D. Baird                        79,645 (3)       1.019%

First Carolina Investors,            815,000          10.424%
Inc.                                  ______           ______

TOTAL                                992,645          12.696%



     (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 7,818,432 Shares as of February 10, 2005 (as reported in the Issuer's Form 10-Q for the quarter ended December 31, 2004).

     (2)  All of such Shares are held by Bruce C.
          Baird individually.

     (3)  69,645 of such Shares are held by Brent D.
          Baird individually and 10,000 of such Shares are held by Brent D. Baird's retirement plan.

(b) The Reporting Persons have sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following transactions of the Shares were effected during the past sixty days:


                                                 Price/Share (in
                                                 Dollars
 Sale In The Name                                Commissions not
        Of          Date      Number of Shares   included)

First Carolina      3/21/05   8,500              5.98294
Investors           3/22/05   5,000              5.95
                    3/24/05   3,500              6.2542
                    3/28/05   2,000              6.0422
                    3/29/05   3,000              6.25
                    4/1/05    7,000              6.7503
                    4/4/05    1,000              7.2608
                    4/5/05    5,000              7.506

The transactions were effected through open-market sales.

In addition, on March 11, 2005, Brent D. Baird, individually, exercised Directors stock options which resulted in the issuance to him by the Issuer of 11,145 Shares.

(d) Not applicable

(e) Not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 8th day of April, 2005.


Bruce C. Baird and Brent D. Baird

By: s/Brian D. Baird
      Brian D. Baird, as attorney-in-fact

First Carolina Investors, Inc.

By:  s/Brent D. Baird
       Brent D. Baird, Chairman